NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-22 NOV 1, 2006

RUBICON MINERALS UPDATES ITS NEWFOUNDLAND EXPLORATION ACTIVITIES
- November drilling planned for JBP-Linear Project -

Rubicon Minerals Corporation (RMX.TSX, RBY.AMEX) is pleased to provide the following update on its recent exploration activities and upcoming plans in Newfoundland. The Newfoundland assets will be transferred to Paragon Minerals Corporation upon completion of the Rubicon Plan of Arrangement, which remains subject to certain conditions being satisfied (see news release August 9, 2006).

Exploration Highlights

•
Trenching on the 100%-controlled Lake Douglas VMS Project has exposed a massive sulphide horizon within an up to 2.5 metres thick mineralized zone over a strike length of 60 metres. Significant trenching results include 10.80% lead, 5.80% zinc, and 106.2 g/t silver over 0.60 metres and 5.40% lead, 4.40% zinc, 65.1 g/t silver, and 0.49% copper over 0.55 metres across the massive sulphide horizon.

•
Partner Meridian Gold Inc. recently completed a Phase 1 drilling program (18 holes, 2239 metres) on the 100% Rubicon-owned Huxter Lane Gold Project, a bulk tonnage intrusive-related gold target. Significant results include 2.21 g/t gold over 35.0 metres and 1.07 g/t gold over 28.6 metres.

•	A 2000-metre diamond drill program on the 100% company-owned JBP Linear (H-Pond) Gold Project is planned for November-December, 2006.

Lake Douglas Project
Results from a trenching program in the area of the newly discovered massive sulphides in bedrock (see news release dated Aug 3, 2006) has exposed a mineralized zone over a strike length of approximately 60 metres. The mineralized horizon which is up to 2.5 metres thick and characterized by limonitic, pyritic felsic and mafic volcanic rocks containing a polymetallic (galena-arsenopyrite-pyrite-sphalerite+/-chalcopyrite) massive sulphide horizon measuring up to 0.6 metres in thickness. The mineralized zone is open along strike in both directions. Significant assay results from channel samples across the massive sulphide horizon include:

1.38% lead, 0.45% zinc, and 5.2 g/t silver over 0.50 metres;
2.60% lead, 0.03% zinc, and 31.5 g/t silver over 0.80 metres;
10.80% lead, 5.80% zinc, and 106.2 g/t silver over 0.60 metres; and
5.40% lead, 4.40% zinc, 65.1 g/t silver, and 0.49% copper over 0.55 metres.

In addition, grab samples from the exposed massive sulphide have returned high grade assay values of 10.20% lead, 21.80 % zinc and 106.2 g/t silver, and 9.30% lead, 32.40% zinc and 99.3 g/t silver.

The massive sulphide mineralization is coincident with a well-developed lead and zinc soil anomaly which currently extends for 1200 metres and is up to 400 metres wide. Future work on the 100%-controlled Lake Douglas project will include geological mapping and prospecting, geophysical surveys and diamond drilling.

Huxter Lane Gold Project
Rubicon has completed an 18-hole (2,239 metres) drill program funded by partner Meridian Gold Inc (“Meridian”, MDG-NYSE; MNG-TSX) on Rubicon’s Huxter Lane Project, located approximately 60 kilometres south of Grand Falls-Windsor, Newfoundland. The property is being explored under the terms of an option agreement between Rubicon and Meridian, whereby Meridian can earn a 55% interest by spending $1.0 million over three years.

The target is a bulk tonnage intrusive-related gold deposit. The 2006 drill program tested a significant gold-bearing porphyry system outlined by soil geochemistry, trenching and geophysics (see news release August 2, 2006) in the Mosquito Hill area. Fourteen of the eighteen drill holes targeted and intersected the shallow to moderate-dipping mineralized porphyry sill over widths of 20 to 66 metres (estimate 35-40 metres true thickness). The porphyry contains up to 15% arsenopyrite-pyrite mineralization throughout with increased mineralization and quartz-carbonate alteration along the intrusive margins. The porphyry is open along strike and at depth. Drill results include:

Hole #	Length (m)	Dip	Az	From (m)	To (m)	Au (g/t)	Interval (m)
HX06-01	57.00	-45	340	5.90	34.50	1.07	28.60
HX06-02	60.20	-70	340	4.60	42.35*	0.67	37.75
HX06-03	166.73	-70	340	33.15	36.15	1.05	3.00
HX06-04	62.79	-45	340	39.25	54.05	0.43	14.80
HX06-05	81.38	-45	340	28.15	70.00	0.46	41.85
HX06-06	81.08	-70	340	27.15	74.75	0.65	47.60
HX06-07	124.05	-45	340	91.40	107.30	0.42	15.90
HX06-08	133.20	-45	295	79.75	112.45	0.22	32.70
HX06-09	128.35	-90	n/a	85.50	95.50	0.73	10.00
HX06-10	157.01	-45	295	117.00	128.55	0.77	11.55
HX06-11	124.83	-70	295	96.00	115.75	0.32	19.75
HX06-12	150.57	-45	340	91.00	101.00	0.33	10.00
HX06-13	186.23	-45	340	10.00	66.00	0.66	56.00
HX06-16	163.68	-45	340	115.00	150.00	2.21	35.00
* 2.3 metres of lost core (HX06-02)

“This first round of drilling on the property has successfully traced the mineralized porphyry over a strike length of 450 metres and to a depth of 186 metres and it remains open in all directions. These initial results, suggest the presence of a well developed, gold-bearing porphyry system that merits additional drilling”, stated Michael Vande Guchte, who, following completion of the Rubicon plan of arrangement, will be the President and CEO of Paragon Minerals Corp. Rubicon and Meridian will compile data from the drill program to plan a follow-up Phase 2 drill program.

JBP Linear (H-Pond) Project
A 10-hole, 2000 metres drilling program on the 100% Company owned JBP Linear property is scheduled to commence in late November. The drill program will test on strike and down dip to the previously drilled H-Pond prospect, and target a newly discovered showing area 2.7 kilometres on trend from previous drilling where prospecting uncovered angular gold bearing boulders that assayed from 8.00 oz/t gold (248.68 g/t) to 25.68 oz/t gold (798.87 g/t).

The Lake Douglas Project work is being carried out by Barry Sparkes, a Project Geologist with Rubicon and supervised by Qualified Person David Copeland, M.Sc., P.Geol. All samples were delivered to Accurassay Laboratories in Gambo Newfoundland for sample preparation. Sample pulps were forwarded to Accurassay Laboratories in Thunder Bay, Ontario for gold (30 g fire assay) and multi-element analysis, including base metal analyses. Blanks and base metal standards were inserted into the sample stream once every 20 samples. All channel sample intervals are interpreted as true thickness.

The Huxter Lane Project work is being carried out by Qualified Person Steve House, P. Geo, a Project Geologist with Rubicon and supervised by Qualified Person David Copeland, M.Sc., P.Geol. All drill holes were NQ size. Core samples were cut in half on site with half of each sample interval shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by 1 A.T. fire assay at Eastern Analytical Labs. Blanks and gold standards were inserted into the sample stream once every 20 samples.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX. Rubicon is planning to carry out through the Arrangement, a corporate re-organization which, subject to certain conditions being satisfied as described in the Information Circular filed under Rubicon on www.sedar.com, will result in the creation of two new companies to house Rubicon's current Newfoundland and African assets (see August 9th, 2006 news release).

RUBICON MINERALS CORPORATION

David W. Adamson
_________________________________

President & CEO

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding: Paragon’s financing; and Rubicon’s proposed Plan of Arrangement, including the proposed transactions involving Paragon. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon’s proposed transactions, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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